NORTHERN LIGHTS FUND TRUST IV

INVESTMENT ADVISORY AGREEMENT

APPENDIX A, as amended

FUNDS OF THE TRUST

NAME OF FUND	ANNUAL ADVISORY FEE AS A % OF AVERAGE NET ASSETS OF THE FUND
FormulaFolios Tactical Income ETF	0.60%
FormulaFolios Hedged Growth ETF	0.80%
FormulaFolios Smart Growth ETF	0.35%
FormulaFolios Tactical Growth ETF	0.60%
Brookstone Active ETF	0.65%
Brookstone Dividend Stock ETF	0.65%
Brookstone Growth Stock ETF	0.65%
Brookstone Intermediate Bond ETF Brookstone Opportunities ETF Brookstone Ultra Short-Term Bond ETF Brookstone Value Stock Basket ETF Brookstone Yield ETF	0.65% 0.65% 0.65% 0.65% 0.65%

Dated July 24, 2023

NORTHERN LIGHTS FUND TRUST IV

By: /s/ Wendy Wang

Name: Wendy Wang

Title: President

BROOKSTONE ASSET MANAGEMENT, LLC

(f/k/a Formula Folios Investments, LLC)

By: /s/ Darryl Ronconi

Name: Darryl Ronconi

Title: President